UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Rule 13d-2)
(Amendment No. 1)*

eTelecare Global Solutions, Inc.
(Name of Issuer)

Common Stock, PhP 2.00 par value	29759R102

(Title of class of securities)	(CUSIP number)
John-Paul Ho c/o Crimson Investment Ltd.
530 Lytton Avenue, Palo Alto, CA 94301, (650) 233-6902
(Name, address and telephone number of person authorized to receive notices and communications)
September 19, 2008
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	29759R102

1	NAME OF REPORTING PERSONS: S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) John-Paul Ho

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS:

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

USA

	7	SOLE VOTING POWER:

NUMBER OF		17,612

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		17,612

WITH	10	SHARED DISPOSITIVE POWER:

none

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

17,612

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

Less than 1.0%

14	TYPE OF REPORTING PERSON:

IN

CUSIP No.	29759R102

1	NAME OF REPORTING PERSONS: S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Crimson Investment Ltd. EIN No.: 98-0459006

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS:

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Cayman Island

	7	SOLE VOTING POWER:

NUMBER OF		929,450

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		None

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		929,450

WITH	10	SHARED DISPOSITIVE POWER:

None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

929,450

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

3.1%

14	TYPE OF REPORTING PERSON:

PN

CUSIP No.	29759R102

1	NAME OF REPORTING PERSONS: S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Crimson Asia Capital L.P. EIN No.: 98-0226174

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS:

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Cayman Island

	7	SOLE VOTING POWER:

NUMBER OF		2,181,044

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		none

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,181,044

WITH	10	SHARED DISPOSITIVE POWER:

none

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,181,044

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

7.4%

14	TYPE OF REPORTING PERSON:

PN

CUSIP No.	29759R102

1	NAME OF REPORTING PERSONS: S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Crimson Velocity Fund L.P. EIN No.: 98-0458184

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Cayman Island

	7	SOLE VOTING POWER:

NUMBER OF		2,499,152

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		none

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,499,152

WITH	10	SHARED DISPOSITIVE POWER:

none

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,499,152

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

8.4%

14	TYPE OF REPORTING PERSON:

PN

      General
     This Amendment No. 1 amends and supplements the statement on Schedule 13D (the “Schedule 13D/A”), filed with the United States Securities and Exchange Commission (the “Commission”) on February 20, 2008. Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect. The purpose of this Amendment No. 1 is to furnish the additional information contained herein.
     The information set forth in the Exhibits to this Amendment No. 1 is hereby expressly incorporated herein by reference, and the responses to each item of this Amendment No. 1 are qualified in their entirety by the provisions of such Exhibits.
      Item 1. Security of Issuer.
     This statement relates to the Common Shares of eTelecare Global Solutions, Inc., a corporation duly organized and existing under Philippine laws (“eTelecare”) with a par value of PhP 2.00 per share (the “Common Shares”). The principal executive offices of eTelecare are located at 31st Floor CyberOne Building, Eastwood City, Cyberpark, Libis, Quezon City 1100, Philippines. The Common Shares of eTelecare were registered with the U.S. Securities and Exchange Commission on March 27, 2007.
      Item 2. Identity and Background.
     (a) Name:
     This statement is being filed jointly by the following (each a “Reporting Person” and collectively the “Reporting Persons”): (1) John-Paul Ho, a director of eTelecare, (2) Crimson Investment Ltd. (“Crimson”), a Cayman Island limited partnership, (3) Crimson Asia Capital L.P. (“Crimson Asia”), a Cayman Island limited partnership, and (4) Crimson Velocity Fund L.P. (“Crimson Velocity”), a Cayman Island limited partnership. The Reporting Persons have entered into a Joint Filing Agreement, dated as of February 18, 2008, a copy of which is filed herewith as Exhibit 7.1 and is incorporated herein by reference, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, as amended.
     Mr. Ho is the director of Crimson Capital Management Ltd. which is the General Partner for Crimson and Crimson Asia. Mr. Ho is also the director of Crimson Velocity Management L.P. which is the General Partner for Crimson Velocity.
     (b) Residence or Business Address:
     The principal business address of each of the Reporting Persons is 530 Lytton Avenue, Palo Alto, California 94301.

     (c) Principal Business:
     The principal business of each of Crimson, Crimson Asia and Crimson Velocity is that of an international investment limited partnership. John-Paul Ho, a director of eTelecare, founded Crimson Investment, an international private equity firm and has served as a partner since 1993.
     (d) and (e) No Convictions or Proceedings:
     During the last five years, none of the Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) Citizenship:
     Mr. Ho is a citizen of the United States and each of Crimson, Crimson Asia and Crimson Velocity is organized under the laws of the Cayman Island.
      Item 3. Source and Amount of Funds or Other Consideration.
     All of the Common Shares reported as beneficially owned that were acquired for cash consideration were acquired with working capital of the acquiring party and no Common Shares were acquired with borrowed funds.
     Crimson, Crimson Asia and Crimson Velocity originally invested an aggregate of $19,365,225 in securities of SPI Technologies Inc. (“SPI”) (the former parent of eTelecare). On August 19, 2003 eTelecare was spun-off from SPI and Crimson, Crimson Asia and Crimson Velocity received Common Shares of eTelecare as a dividend from SPI. In connection with the spin-off (i) Crimson received 929,450 Common Shares of eTelecare, (ii) Crimson Asia received 2,181,044 Common Shares of eTelecare and (iii) Crimson Velocity received 2,499,152 Common Shares of eTelecare.
     Mr. Ho was issued 2 Common Shares of eTelecare on August 23, 2005 from eTelecare to qualify him to sit on the Board of Directors. In addition, (i) on November 1, 2006, Mr. Ho was granted options to purchase 6,250 Common Shares at an exercise price of $8.00 per share (the “Option”), (ii) on April 24, 2007, Mr. Ho was granted 3,704 ADSs (as defined below) subject to a Restricted Stock Unit (the “RSU”), which vests in equal amounts on a quarterly basis from the date of the grant, and (iii) on May 21, 2008, Mr. Ho was granted 7,656 ADSs subject to a RSU, which vests in equal amounts on a quarterly basis from the date of the grant.
     On September 3, 2007, eTelecare amended its Articles of Incorporation to reflect a change in the number of authorized Common Shares to 65,000,000 Common Shares and effected a two-for-one reverse split of all the outstanding Common Shares.
     All references contained in this statement to amounts of Common Shares owned by the Reporting Persons are expressed in post-split numbers.
     Item 4. Purpose of Transaction.
     Item 4 is hereby supplemented as follows:
     On September 19, 2008, eTelecare entered into an Acquisition Agreement (the “Acquisition Agreement”) by and between eTelecare and EGS Acquisition Co LLC (“BidCo”).
     Under the terms of the Acquisition Agreement, BidCo will commence a tender offer in the Philippines and the United States (the “Offer”), which may be amended from time to time in accordance with the terms of the Acquisition Agreement, to purchase all of eTelecare’s outstanding Shares (as defined below), at a price per share in cash of $9.00 (the “Offer Price”). Subject to the terms of the Acquisition Agreement, it is anticipated that the Offer will commence no later than 25 business days after the public announcement of the entry into the Acquisition Agreement on September 19, 2008. Completion of the Offer is subject to various conditions, including that at least 66.67% of the issued and outstanding Shares have been tendered into the Offer, U.S. antitrust approval having been obtained and other customary conditions. Upon the completion of the Offer, it is contemplated that all of eTelecare’s issued and outstanding American Depositary Shares traded on the Nasdaq Global Market (the “ADSs”) (which ADSs, together with the Common Shares are hereinafter referred to as the “Shares”) will be delisted from the Nasdaq Global Market and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Act, and eTelecare’s Common Shares will be delisted from the Philippines Stock Exchange, Inc. and deregistered pursuant to the Securities Regulation Code of the Philippines.
     Concurrently with the execution of the Acquisition Agreement, each of the Reporting Persons entered into a Support Agreement (each, a “Support Agreement” and collectively, the “Support Agreements”) with BidCo. Pursuant to the Support Agreements, the Reporting Persons have agreed to tender all of their respective Shares into the Offer and not to withdraw any of their Shares from the Offer. The Reporting Persons have also agreed to vote their Shares (i) in favor of (A) any adoption of the Acquisition Agreement and approval of the transactions contemplated thereby and (B) any other matter necessary for the consummation of the transactions contemplated by the Acquisition Agreement and the Offer and (ii) against (A) any action or agreement that would result in a breach of any representation, warranty, covenant, agreement or other obligation of eTelecare in the Acquisition Agreement, (B) any extraordinary corporate transaction, and (C) any amendment of any the organizational documents of eTelecare or change in the voting rights of any class of its capital stock, and has granted an irrevocable proxy with respect to its Shares to BidCo until the Acquisition Agreement is terminated in accordance with its terms or the Offer is terminated or withdrawn. Copies of the Support Agreements are attached as Exhibits 7.2 through 7.5 to this statement and are incorporated herein by reference.
     Information set forth in response to this Item 4 is qualified in its entirety by reference to the Support Agreements, which are filed as exhibits hereto and are incorporated herein by reference.
     Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of this Schedule 13D/A.
      Item 5. Interest in Securities of the Issuer.
     (a) As of the date hereof, John-Paul Ho owns or may be deemed to beneficially own a total of (i) 2 Common Shares, directly, (ii) 6,250 Common Shares that are subject to the Option, all of which are fully vested as of the date hereof, and (iii) 11,360 ADSs subject to a RSU, of which 5,618 ADSs are vested. This is less than 1.0% of the Common Shares of eTelecare. This is based on 29,632,114 shares of the Common Shares issued and outstanding as of September 11, 2008 (the “Outstanding Stock”).
     As of the date hereof, Crimson beneficially owns a total of 929,450 shares of Common Shares consisting of approximately 3.1% of the Outstanding Stock.
     As of the date hereof, Crimson Asia beneficially owns a total of 2,181,044 shares of Common Shares consisting of approximately 7.4% of the Outstanding Stock.
     As of the date hereof, Crimson Velocity beneficially owns a total of 2,499,152 shares of Common Shares consisting of approximately 8.4% of the Outstanding Stock.
     As of the date hereof, Mr. Ho may be deemed, by virtue of his relationships with the other Reporting Persons, to indirectly beneficially own a total of 5,627,258 shares of Common Shares consisting of approximately 19.0% of the Outstanding Stock. Mr. Ho disclaims beneficial ownership of the shares owned by Crimson, Crimson Asia and Crimson Velocity except to the extent of his pecuniary interest therein.
     In accordance with Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended (the “1934 Act”) and by virtue of the relationships described herein, the Reporting Persons may be deemed to be part of a “group” for purposes of Section 13(d)(3) of the 1934 Act. The Reporting Persons disclaim that they are part of a “group” by virtue of the relationships described herein, and each disclaims beneficial ownership of all securities of eTelecare held by any other entity except to the extent of its pecuniary interest therein.
     (b) Items 7 through 10 on pages 2 through 5 which relate to the voting and dispositive power are incorporated herein by reference to this response.
     (c) No transactions were effected during the last sixty days by any of the Reporting Persons except as disclosed in Item 3.
     (d) No person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities that are the subject of this filing.
     (e) Not applicable.
     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.
     The responses to Items 3, 4 and 5 of this Schedule 13D/A and the Exhibits to this statement are incorporated herein by reference. Except as set forth herein, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to securities of eTelecare, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses or the giving or withholding of proxies.
      Item 7. Materials to be Filed as Exhibits.
Exhibit 7.1	Joint Filing Amendment, dated February 18, 2008 (incorporated by reference to Exhibit 1 to the Reporting Persons’ Schedule 13D filed on February 20, 2008).

Exhibit 7.2	Support Agreement between EGS Acquisition Co LLC and John-Paul Ho, dated September 19, 2008.

Exhibit 7.3	Support Agreement between EGS Acquisition Co LLC and Crimson Investment Ltd., dated September 19, 2008.

Exhibit 7.4	Support Agreement between EGS Acquisition Co LLC and Crimson Asia Capital L.P., dated September 19, 2008.

Exhibit 7.5	Support Agreement between EGS Acquisition Co LLC and Crimson Velocity Fund, L.P., dated September 19, 2008.

SIGNATURE
     After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 30, 2008	/s/ John-Paul Ho
John-Paul Ho

Dated: September 30, 2008	Crimson Investment Ltd.
	By:	/s/ John-Paul Ho
John-Paul Ho, Authorized
Signatory

Dated: September 30, 2008	Crimson Asia Capital L.P.
	By:	/s/ John-Paul Ho
John-Paul Ho, Authorized
Signatory

Dated: September 30, 2008	Crimson Velocity Fund L.P.
	By:	/s/ John-Paul Ho
John-Paul Ho, Authorized
Signatory